Mark G. Borden

+ 1 617 526 6675(t)

+ 1 617 526 5000(f)

mark.borden@wilmerhale.com

March 1, 2012

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Charles Lee

Re:	Demandware, Inc.

Registration Statement on Form S-1 (File No. 333-175595)

Amendment No. 6 filed March 1, 2012

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-175595) (“Amendment No. 6”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011.

Amendment No. 6 includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff of the SEC that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

If you require additional information, please contact me at the telephone number indicated on the first page of this letter or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden
Mark G. Borden

cc:	Thomas D. Ebling, Demandware, Inc.